UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WNS (HOLDINGS) LIMITED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Restricted Share Units with respect to Ordinary Shares, par value 10 pence per share

(Title of Class of Securities)

[G98196101] (Ordinary Shares)

(CUSIP Number of Class of Securities)

Gopi Krishnan

General Counsel

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-6826-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

Julia A. Thompson, Esq.

Christopher M. Bezeg, Esq.

Latham & Watkins LLP

555 Eleventh Street NW, Suite 1000

Washington, D.C. 20004

(202) 637-2200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Item 1. Summary Term Sheet.

The information set forth under Section I (“Summary of Terms”) in the Offer to Purchase Eligible Restricted Share Units, dated July 8, 2024 (the “Offer to Purchase”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

(a)

Name and Address. The issuer is WNS (Holdings) Limited, a public company incorporated under the laws of Jersey, Channel Islands (the “Company”). The Company’s principal executive offices are located at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, Mumbai, India, 400 079, telephone number +91-22-6826-2100; Malta House, 36-38 Piccadilly, London W1J 0DP; and 515 Madison Avenue, 8th Floor, New York, NY 10022. The information set forth in the Offer to Purchase under Section III.16 (“Information Concerning WNS Holdings”) is incorporated herein by reference.

(b)

Securities. This tender offer statement on Schedule TO relates to an offer by the Company to purchase (the “Offer”) outstanding eligible restricted share units (the “Eligible RSUs”), each representing one ordinary share, par value 10 pence per share (the “ordinary shares”), that were granted on August 1, 2022 pursuant to the Company’s “SuperCharge Program” and memorialized in an Award Agreement in the form attached hereto as Exhibit (d)(2), as amended by an amendment in the form attached hereto as Exhibit (d)(3), under the Company’s Third Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan, that are outstanding at the time of the commencement of the Offer and at the expiration time of the Offer and are held by employees of the Company or its subsidiaries as of the time of commencement of the Offer (“Eligible Holders”), for a cash payment of $0.01 per Eligible RSU, upon the terms and subject to the conditions set forth in the Offer to Purchase, attached hereto as Exhibit (a)(1)(A). Each Eligible Holder that elects to tender all, but not less than all, of their Eligible RSUs pursuant to the Offer must submit their election via the Company’s offer website and will receive a cash payment of $0.01 per Eligible RSU validly tendered and not withdrawn prior to the expiration time of the Offer. As of July 8, 2024, 610,010 ordinary shares are issuable upon the vesting of Eligible RSUs outstanding and held by Eligible Holders. The information set forth in the Offer to Purchase under Section I (“Summary of Terms”), Section III.1 (“General, Eligibility; Offer Expiration Time”), Section III.6 (“Acceptance of and Payment for Eligible RSUs”), and Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.

(c)

Trading Market and Price. The information set forth in the Offer to Purchase under Section III.10 (“Price Range of Our Ordinary Shares and American Depositary Shares Underlying Eligible RSUs”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)

Name and Address. The Company is both the subject company and the filing person. The information set forth under Item 2(a) above and in the Offer to Purchase under Section III.11 (“Interest of Directors and Officers; Transactions and Arrangements Concerning Eligible RSUs”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)

Material Terms. The information set forth in the Offer to Purchase under Section I (“Summary of Terms”), Section III.1 (“General; Eligibility; Offer Expiration Time”), Section III.4 (“Procedures for Tendering Eligible RSUs”), Section III.5 (“Withdrawal Rights”), Section III.6 (“Acceptance of and Payment for Eligible Options”), Section III.7 (“Extension of Offer; Termination; Amendment; Subsequent Offer Period”), Section III.8 (“Material Tax Consequences”), Section III.9 (“Conditions to Completion of the Offer”), Section III.10 (“Price Range of Our Ordinary Shares and American Depositary Shares Underlying Eligible RSUs”), Section III.12 (“Status of Eligible RSUs Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section III.13 (“Legal Matters; Regulatory Approvals”), Section III.15 (“Source and Amount of Consideration”), and Section III.16 (“Information Concerning WNS (Holdings) Limited”) is incorporated herein by reference.

(b)

Purchases. The information set forth in the Offer to Purchase under Section III.11 (“Interest of Directors and Officers; Transactions and Arrangements Concerning Eligible RSUs”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)

Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under Section III.11 (“Interest of Directors and Officers; Transactions and Arrangements Concerning Eligible RSUs”) is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(3) also contain information regarding agreements relating to securities of the Company.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the Offer to Purchase under Section I (“Summary of Terms”) and Section III.3 (“Purpose”) is incorporated herein by reference.

(b)

Use of Securities Acquired. The information set forth in the Offer to Purchase under Section III.6 (“Acceptance of and Payment for Eligible Options”), and Section III.12 (“Status of Eligible RSUs Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)	Plans. The information set forth in the Offer to Purchase under Section I (“Summary of Terms”) and Section III.3 (Purpose) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)

Source of Funds. The information set forth under Section III.14 (“Fees and Expenses”) and Section III.15 (“Source and Amount of Consideration”) and in the Offer to Purchase is incorporated herein by reference.

(b)

Conditions. The information set forth in the Offer to Purchase under Section III.9 (“Conditions to Completion of the Offer”) is incorporated herein by reference. There are no alternative financing arrangements or financing plans for the Offer.

(c)	Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)

Securities Ownership. The information set forth in the Offer to Purchase under Section III.11 (“Interest of Directors and Officers; Transactions and Arrangements Concerning Eligible RSUs”) is incorporated herein by reference.

(b)

Securities Transactions. The information set forth in the Offer to Purchase under Section III.11 (“Interest of Directors and Officers; Transactions and Arrangements Concerning Eligible RSUs”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. Not applicable.

Item 10. Financial Statements.

(a)

Financial Information. The information set forth in the Offer to Purchase under Section III.16 (“Information Concerning WNS (Holdings) Limited”) and Section III.18 (“Additional Information”) is incorporated herein by reference. Our Annual Report on Form 20-F for the fiscal year ended March 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2024, including the financial information set forth in “Item 8. Financial Information” therein are incorporated herein by reference. Our Annual Report on Form 20-F is available electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Financial Information. Not applicable.

Item 11. Additional Information.

(a)

Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under Section II (“Risks of Participating in the Offer”), Section III.11 (“Interests of Directors and Officers, Transactions and Arrangements Concerning Eligible RSUs”) and Section III.13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)	Other Material Information. Not applicable.

Item 12. Exhibits.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2024	WNS (HOLDINGS) LIMITED

	By:	/s/ Gopi Krishnan
Name: Gopi Krishnan
Title: General Counsel

EXHIBIT INDEX

Exhibit Number	Exhibit Description

(a)(1)(A)	Offer to Purchase Eligible Restricted Share Units, dated July 8, 2024

(a)(1)(B)	Form of Terms of Election

(a)(1)(C)	Form of Announcement Email

(a)(1)(D)	Form of Reminder Email

(a)(1)(E)	Form of Email Confirmation

(a)(1)(F)	Screen Shots of Offer Website

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable

(c)	Not applicable

(d)(1)	Form of the Third Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan (incorporated herein by reference to Exhibit 99.1 of WNS (Holdings) Limited’s Report on Form 6-K (File No. 001-32945), as furnished to the SEC on July 16, 2021)

(d)(2)	Form of Restricted Share Unit Award Agreement (Eligible RSUs), dated as of August 1, 2022

(d)(3)	Form of Amendment No. 1 to Restricted Share Unit Award Agreement (Eligible RSUs), dated as of November 1, 2022

(e)	Not applicable

(g)	Not applicable

(h)	Not applicable

107	Filing Fee Table